Neovasc Reducer Featured in Three Peer Reviewed Publications Supporting Reducer Therapy

VANCOUVER and MINNEAPOLIS via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (Nasdaq, TSX: NVCN) announced today the Neovasc Reducer™ ("Reducer") was prominently featured in three peer reviewed European Journals.

"Management of refractory angina: an update(1)" was published in the European Heart Journal.  This leading publication came to the conclusion, "At present, accumulating evidence supports the clinical benefit of the Reducer in alleviating symptoms of angina in 70-80% of patients with obstructive CAD of the left coronary system who are not candidates for revascularization. There may also be a role in treating patients with microvascular disease."

The second study published in the American Journal of Cardiology titled: "Usefulness of Coronary Sinus Reducer Implantation for the Treatment of Chronic Refractory Angina Pectoris(2)" stated, "During a median follow-up of 18.4 months, 135 (82.8%) patients demonstrated at least 1 CCS class reduction after Reducer implantation, and 80 (49%) patients at least 2 CCS class reduction. Mean CCS class improved from 3.05 ± 0.53 at baseline to 1.63 ± 0.98 at follow-up (p < 0.001). Treatment benefit was also reflected in a significant improvement in quality of life scores and in a reduction of the mean number of anti-ischemic drugs prescribed for patient. In conclusion, in this multicenter, country-level study, the implantation of CS Reducer in patients with refractory angina pectoris resulted to be safe and effective in reducing of angina pectoris and improving quality of life."

The third peer-reviewed study from the Netherlands Heart Journal(3) published online 5-year data on the Coronary Sinus Reducer stated, "In this real-world, multicentre 5-year Dutch experience, implantation of the CSR was shown to be a safe and effective treatment for the majority of patients with refractory angina. Our results support the need for further research investigating the determinants of effectiveness, ineffectiveness and long-term follow-up. In conclusion, a CSR is a simple and safe option for reducing symptoms in patients with RA in the Netherlands."

Fred Colen, Neovasc CEO said, "We are more than pleased that leaders in the European Union Cardiology community have published data supporting the promise of Reducer.  We cannot thank them enough for their commitment to bringing better solutions to those suffering from angina.  Developing specific country-level data is a key pillar of our approach to broadening awareness, adoption and reimbursement in international markets."

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in select international markets. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the ability of the Company to broaden reimbursement in international markets, the ability of third parties to develop country-level data, the safety and effectiveness of the Reducer and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(1) European Heart Journal (2020) 00, 1-15

(2) Am J Cardiol 2021;139:22−27

(3) Neth Heart Jhttps://doi.org/10.1007/s12471-020-01525-8

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